82-5769

02 NOV 26 AM 11: 03

UFJ Holdings, Inc

02055978

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 26, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

P

dlw 11/26

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 26, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 26, 2002

To whom It May Concern:

UFJ Holdings, Inc.

Financial assistance to TOWA REAL ESTATE DEVELOPMENT CO., LTD.

We hereby give notice that UFJ Bank Limited and UFJ Trust Bank Limited, both of wholly owned subsidiaries of UFJ Holdings, Inc., today decided to give financial assistance to TOWA REAL ESTATE DEVELOPMENT CO., LTD. (TOWA REAL ESTATE), as described below, in order for TOWA REAL ESTATE to execute its new reform plan, which was announced on November 7, 2002.

1. Debt forgiveness
   UFJ Bank: 160,637 million yen
   UFJ Trust Bank: 5,103 million yen

2. Debt-for-equity swaps
   UFJ Bank: 25,530 million yen
   UFJ Trust Bank: 762 million yen

Impact on earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2003.

02 NOV 26 AM 11:03

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 26, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	2 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

On November 25, 2002, we have faxed the UFJ Group financial results. We would like to ask you to kindly replace first page of Financial Results of UFJ Holdings with attached.

Thank you.

UFJ Holdings, Inc.
November 25, 2002

Consolidated Financial Results

For the Six Months Ended September 30, 2002

UFJ Holdings, Inc. today reported the company's consolidated financial results for the six months ended September 30, 2002.

Total Income for the six months was 1,222 billion yen, compared with 1,698 billion yen for the corresponding six months in the previous fiscal year. Net Income for the six months was 72 billion yen, compared with net loss of 67 billion for the corresponding six months in the previous fiscal year.

FINANCIAL HIGHLIGHTS

	Six months ended September 30,	
Millions of yen	2002 (Unaudited)	2001 (Unaudited)
RESULTS		
Total Income	1,222,894	1,698,451
Income (Loss) before Income Taxes	51,019	(41,601)
Net Income (Loss)	72,556	(67,441)
BALANCE SHEET		
Total Assets	82,348,925	91,154,584
Stockholders' Equity	2,328,120	3,550,472
PER SHARE		
Net Income	13,378.67	(14,392.68)
Stockholders' Equity	152,090.85	398,795.41

Notes:

(1) Net Income per Share = (Net Income - Interim Dividends for Preferred Stock) / Weighted Average Number of Shares of Common Stock*

(2) Stockholders' Equity per Share = (Stockholders' Equity - Number of Shares of Preferred Stock × Issue Price - Interim Dividends for Preferred Stock) / Number of Shares of Common Stock *Outstanding as of the end of the six months *

* Excluding treasury stocks and stocks held by subsidiaries

(3) Equity in earnings of affiliates as of September 30, 2002 is (3,465) million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.